FORM OF OPINION


                                [______ __, 2002]


Board of Trustees
ING Equity Trust
7337 E. Doubletree Ranch Road
Scottsdale, AZ  85258

Board of Trustees
The Advisors' Inner Circle Fund
101 Federal Street
Boston, MA  02110



                  Re: AGREEMENT AND PLAN OF REORGANIZATION, DATED AS OF THE 20TH OF AUGUST, 2002 (THE "AGREEMENT"), BETWEEN AND AMONG THE ADVISORS' INNER CIRCLE FUND, A MASSACHUSETTS BUSINESS TRUST, (THE "ACQUIRED TRUST") ON BEHALF OF ITS CRA REALTY SHARES PORTFOLIO (THE "ACQUIRED FUND"), AND ING EQUITY TRUST, A MASSACHUSETTS BUSINESS TRUST (THE "ACQUIRING TRUST"), ON BEHALF OF ITS ING REALTY ESTATE FUND (THE "ACQUIRING FUND")

Ladies and Gentlemen:

                  You have requested our opinion as to certain U.S. federal income tax consequences of the reorganization of the Acquired Fund and the Acquiring Fund (the "Reorganization"). The Reorganization will involve the transfer of all the assets of the Acquired Fund to the Acquiring Fund, a newly created series of the Acquiring Trust, and the assumption of the liabilities of the Acquiring Fund by the Acquiring Fund in exchange for shares of the Acquiring Funds. These shares of the Acquiring Fund will be distributed to shareholders of the Acquired Fund, following which the Acquired Fund shall be liquidated. In the distribution, Acquired Fund shareholders who hold Acquired Fund Institutional Class Shares will receive Acquiring Fund Class I shares.

                  In rendering our opinion, we have reviewed and relied upon (a) the Agreement, (b) the proxy materials provided to shareholders of the Acquired Trust in connection with the Special Meeting of Shareholders of the Acquired Trust [to be] held on October 30, 2002, (c) certain representations concerning the Reorganization made to us by the Acquired Trust and the Acquiring Trust in letters dated [_____ __, 2002] (the "Representation Letters"), (d) all other documents, financial and other reports and corporate minutes which we deemed relevant or appropriate, and (e) such statutes, regulations, rulings and decisions as we deemed material to the rendition of this opinion. All terms used herein, unless otherwise defined, are used as defined in the Agreement.

                  Under regulations to be prescribed by the Secretary of Treasury under Section 1276(d) of the Code, certain transfers of market discount bonds will be excepted from the requirement that accrued market discount be recognized on disposition of a market discount bond under Section 1276(a) of the Code. Such regulations are to provide, in part, that accrued market discount will not be included in income if no gain is recognized under Section 361(a) of the Code where a bond is transferred in an exchange qualifying as a tax-free reorganization. As of the date hereof, the Secretary has not issued any regulations under Section 1276 of the Code.

                  For purposes of this opinion, we have assumed that each of the Acquired Funds at the Effective Time of the Reorganization satisfy, and following the Reorganization, the Acquiring Funds will continue to satisfy, the requirements of subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"), for qualification as a regulated investment company.

                  Based on the foregoing and provided the Reorganization is carried out in accordance with the applicable laws of the Commonwealth of Massachusetts, the Agreement and the Representation Letters, it is our opinion that:

                  1. The Reorganization will constitute a tax-free reorganization within the meaning of Section 368(a)(1)(F) of the Code, and the Acquired Fund and Acquiring Fund will each be a party to a reorganization within the meaning of Section 368(b) of the Code.

                  2. No gain or loss will be recognized by Acquired Fund upon the transfer of all of its assets to Acquiring Fund in exchange solely for Acquiring Fund Shares (except to the extent that such assets consist of contracts described in Section 1256 of the Code) and the assumption by Acquiring Fund of the Acquired Fund's liabilities or upon the distribution of the Acquiring Fund Shares to the Acquired Fund's shareholders in exchange for their shares of the Acquired Fund.

                  3. No gain or loss will be recognized by Acquiring Fund upon the receipt by it of all of the assets of Acquired Fund in exchange solely for Acquiring Fund Shares and the assumption by the Acquiring Fund of the liabilities of the Acquired Fund.

                  4. The tax basis of the assets of Acquired Fund received by Acquiring Fund will be the same as the tax basis of such assets to Acquired Fund immediately prior to the Reorganization.

                  5. The holding period of the assets of Acquired Fund received by Acquiring Fund will include the holding period of those assets in the hands of Acquired Fund immediately prior to the Reorganization.

                  6. No gain or loss will be recognized by the shareholders of Acquired Fund upon the exchange of their Acquired Fund Shares for Acquiring Fund Shares (including fractional shares to which they may be entitled) and the assumption by the Acquiring Fund of the liabilities of the Acquired Fund.

                  7. The aggregate tax basis of the Acquiring Fund Shares received by the shareholders of Acquired Fund (including fractional shares to which they may be entitled) pursuant to the Reorganization will be the same as the aggregate tax basis of the Acquired Fund Shares held by the Acquired Fund's shareholders immediately prior to the Reorganization.

                  8. The holding period of the Acquiring Fund Shares received by the shareholders of Acquired Fund (including fractional shares to which they may be entitled) will include the holding period of the Acquired Fund Shares surrendered in exchange therefor, provided that the Acquired Fund Shares were held as a capital asset as of the Effective Tate of the Reorganization.

                  9. For purposes of section 381 of the Code, the Acquiring Fund will be treated as the same corporation as the Acquired Fund and the tax attributes of the Acquired Fund enumerated in section 381(c) will be taken into account by the Acquiring Fund as if there had been no reorganization (section 1.381(b)-1(a)(2) of the Regulations).



                  This opinion letter expresses our views only as to U.S. federal income tax laws in effect as of the date hereof. It represents our best legal judgment as to the matters addressed herein, but is not binding on the Internal Revenue Service or the courts. Accordingly, no assurance can be given that the opinions and analysis expressed herein, if contested, would be sustained by a court. Our opinion is based upon the Code, the applicable Treasury Regulations promulgated thereunder, the present position of the Internal Revenue Service as set forth in published revenue rulings and revenue procedures, present administrative positions of the Internal Revenue Service, and existing judicial decisions, all of which are subject to change either prospectively or retroactively. We do not undertake to make any continuing analysis of the facts or relevant law following the date of this letter.

                  Our opinion is conditioned upon the performance by the Acquiring Trust and the Acquired Trust of their undertakings in the Agreement and the Representation Letters.

                  This opinion is being rendered to Acquiring Trust, on behalf of the Acquiring Fund, and Acquired Trust on behalf of the Acquired Fund, and may be relied upon only by such funds and the shareholders of each such fund.

                                            Very truly yours,